



VII Peaks Co-Optivist™ Income BDC II, Inc. Fund Fact Sheet

The VII Peaks Co-Optivist™ Income BDC II Fund is a non-traded high-yield bond fund focusing on middle-market companies with solid business fundamentals.

Objective

The investment objective of the Fund is to generate income and capital appreciation.

Strategy

The BDC invests in corporate debt of public companies with an average 2-3 years remaining to maturity that have solid business fundamentals, at least $200 million in enterprise value and 1.5x asset coverage.

The BDC employs a proprietary Co-Optivist™ ("cooperative activism") approach in executing the investment strategy to acquire positions in corporate debt and equity-linked securities of specific target companies with the goal of restructuring the underlying debt to de-lever the balance sheets and improve the overall liquidity of the target companies.

Fund Facts

Short duration high yield bond fund

Potential for capital appreciation

Seeks to pay investors twice monthly

No leverage

$5,000 Minimum investment

VII Peaks Co-Optivist™ Income BDC II, Inc. is a registered non-traded business development company (BDC) that seeks to generate current income and capital appreciation, without the use of leverage.

The BDC intends to primarily invest in discounted corporate debt securities of public and private companies that have solid business fundamentals and prospects, including historical revenue growth and positive cash flow.

A BDC is a form of private equity in the United States that invests in small and mid-sized businesses. This form of company was created by Congress in 1980 as an amendment to the Investment Company Act of 1940.

7.35%

Current Distribution

Represents annualized distributions declared and paid to date as a percentage of our current offering price. Distributions are not guaranteed.

10.77%

Yield to Maturity

Portfolio YTM as of 3/31/2014 YTM is the anticipated rate of return for the portfolio if held until maturity.

Portfolio Manager
Gurpreet Chandhoke

Fund Address
Pine Grove Financial Center
4 Orinda Way, Suite 125-A
Orinda, CA 94563

Investment Manager
VII Peaks Capital, LLC
Pine Grove Financial Center
4 Orinda Way, Suite 125-A
Orinda, CA 94563

Distributor
Ascendant Capital
13413 Galleria Circle
Building Q – Suite 150
Austin, TX 78738
www.ascendant-cap.com
877.410.1250

Bond Selection Criteria

$1.1T
Total High Yield Corporate Bonds
$200M+
Enterprise Value
1.5X
Assets
2.59Y
Duration

- $1.1 Trillion in high-yield bonds will mature in the next four years
- The VII Peaks BDC fund only invests in bonds of companies with more than $200 million in enterprise value
- Before debt is purchased, due diligence ensures the company is cash flow positive from operations with at least a 1.5X asset coverage ratio tied to debt being invested in
- The average duration is 2.59 years (as of March 31, 2014) and VII Peaks looks for bonds that are first-to-mature in the capital structure

Investors are advised to consider the investment objective, risks, and fees and expenses before investing, which are contained in the Prospectus. Investors should read the Prospectus carefully before investing. A copy of the prospectus can be obtained from the distributor.

Our distributions historically have not been based on our investment performance; instead, a significant portion has constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities. In 2013 and the first quarter of 2014, the portion of our distributions that constituted a return of capital was 33% and 67%, respectively. You should assume that a substantial part of our distributions will continue to be funded from paid in capital until our net assets increase sufficiently to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets, or until our Manager enters into an expense support agreement with us, which may never occur.

Past performance is no guarantee of future results.

VII PEAKS CAPITAL

VII Peaks Co-Optivist™ Income BDC II, Inc. Fund Fact Sheet

Portfolio Diversification (as of 3/31/14)



Retail	11.6
Energy: Oil & Gas	10.3
Healthcare & Pharmaceuticals	9.1
Media: Advert, Printing & Pub	9.0
Aerospace & Defense	8.6
Investments - Money Market	7.8
Services: Consumer	7.3
Telecommunications	7.3
Services:Business	6.8
Consumer Goods: Durable	5.7
High Tech Industries	5.2
Metals & Mining	4.1
Hotel, Gaming & Leisure	2.8
Media: Broadcasting & Subs	2.5
Beverage, Food & Tobacco	1.8
Environmental Industries	0.1

You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

The potential for our Manager to earn incentive fees under the investment advisory agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests.

We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.

A significant portion of our portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there will be uncertainty as to the value of our portfolio investments. If we fail to qualify for or maintain regulated investment company (RIC) tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

While we intend to conduct quarterly tender offers for up to 20% of the weighted average number of shares outstanding in the prior calendar year (5.0% quarterly), pursuant to our share repurchase program, we may suspend or terminate the share repurchase program at any time. Shares will be repurchased at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock not suitable for you if you need access to the money you invest.

We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments. We are a recently formed entity with limited operating history.

For further information regarding the Offering features see the Prospectus. Investments in this security involve a high degree of risk and should only be considered by investors who can withstand the entire loss of their investment. Prospective investors should carefully review the "Risk Factors" section of the Prospectus. We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments. All terms are subject to change.

Current Portfolio (as of 3/31/14)

Issuer	Sector	Coupon	Maturity
Alion Science and Technology Corporation	Aerospace	12.00%	11/1/2014
Hutchinson Technology, Inc.	High Tech	8.50%	1/15/2015
Avaya, Inc.	Telecom	9.75%	11/1/2015
Avaya, Inc.	Telecom	10.13%	11/1/2015
Ceridian Corporation	Business	11.25%	11/15/2015
Ceridian Corporation	Business	12.25%	11/15/2015
Caesar's Entertainment Corporation	Gaming	10.00%	12/15/2015
Caesar's Entertainment Corporation	Gaming	10.75%	2/1/2016
Travelport LLC	Consumer	11.38%	3/1/2016
Serena Software, Inc.	High Tech	10.38%	3/15/2016
QuickSilver Resources, Inc.	Oil & Gas	7.13%	4/1/2016
EuraMax International, Inc.	Mining	9.50%	4/1/2016
Saratoga Resources, Inc.	Oil & Gas	12.50%	7/1/2016
Clear Channel	Media	10.75%	8/1/2016
Clear Channel	Media	11.00%	8/1/2016
NII Cap Corporation	Telecom	10.00%	8/15/2016
Travelport LLC	Consumer	11.88%	9/1/2016
Radiation Therapy Services, Inc.	Healthcare	8.88%	1/15/2017
Cambrum Learning Group, Inc.	Consumer	9.75%	2/15/2017
Cenveo Corporation	Business	11.50%	5/15/2017
Aspect Software, Inc.	Telecom	10.63%	5/15/2017
Claires Stores, Inc.	Retail	10.50%	6/1/2017
DynCorp International, Inc.	Aerospace	10.38%	7/1/2017
Bon-ton Department Stores, Inc.	Retail	10.63%	7/15/2017
Toys R Us, Inc.	Retail	10.38%	8/15/2017
Visant Corporation	Media	10.00%	10/1/2017
Logan's Roadhouse. Inc.	Beverage	10.75%	10/15/2017
DJO Finance, LLC.	Healthcare	9.75%	10/15/2017
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Mining	9.00%	10/15/2017
Colt Defense LLC	Aerospace	8.75%	11/15/2017
Toys R Us Property Co II LLC	Retail	8.50%	12/1/2017
American Media, Inc.	Media	11.50%	12/15/2017
Cenveo Corporation	Business	8.88%	2/1/2018
Endeavour International Corporation	Oil & Gas	12.00%	3/1/2018
Central Garden and Pet Co.	Retail	8.25%	3/1/2018
Endeavour International Corporation	Oil & Gas	12.00%	6/1/2018
Education Management LLC (d)	Consumer	16.00%	7/1/2018
Accuride Corporation	Durable	9.50%	8/1/2018
Affinion Group, Inc.	Media	13.50%	8/15/2018
Gentiva Health Services, Inc.	Healthcare	11.50%	9/1/2018
Armored Autogroup, Inc.	Durable	9.25%	11/1/2018
Gymboree Corporation	Retail	9.13%	12/1/2018
Claire's Stores, Inc.	Retail	8.88%	3/15/2019
Seitel, Inc.	Oil & Gas	9.50%	4/15/2019

Past performance is no guarantee of future results.

4 Orinda Way, Suite 125-A | Orinda, CA 94563 | 877.410.1250 | viipeaksbdc@viipeakscapital.com | viipeaksbdc.com